

Mail Stop 3030

January 14, 2011

VIA U.S. MAIL and FACSIMILE

Chunping Fong
Chief Financial Officer
China Lithium Technologies, Inc.
15 West 39th Street Suite 14B
New York, NY 10018

> **Re: China Lithium Technologies, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Filed September 28, 2010**
> **Form 10-Q for the fiscal quarter ended September 30, 2010**
> **File No. 000-53263**

Dear Mr. Fong:

We have reviewed your response dated December 17, 2010 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2010

1.   We note that the acknowledgments provided in your response letter were
      provided by Chunping Fong. In connection with your response to the following
      comments, please provide us with the acknowledgments of the company rather
      than of Chunping Fong.

2.   With respect to your response to prior comment 1:

      • You indicate that Mr. Liu transferred 313,500 shares to employees, 25,000
         shares to a director and 20,000 shares to an attorney for services. Please tell
         us whether the financial statements include compensation expense for the fair
         value of the shares transferred for services. Please refer to SAB Topic 5-T for
         guidance.
      • Please revise to clarify whether by "PI Services" you are referring to the entity
         currently named China Lithium Technologies, Inc.
      • Please revise to identify the member of the board of directors who received
         shares on September 2, 2010 as compensation for service on the board and
         where they reported the acquisition under Section 16.
      • Given the nature of the transfers by Kun Liu noted in your response, please
         provide us your analysis of whether you may obtain from him "short-swing"
         profits pursuant to Section 16.
      • Provide us with your analysis as to whether Qiang Fu and the other 247
         individuals who advanced funds used to finance the operations of your
         subsidiary beneficially owned the shares held by the nominees. Refer to Rule
         13d-3 of the Exchange Act. In this regard, please:

         o tell us when the funds were advanced, and when the nominees first
            acquired the shares later assigned to the individuals who advanced
            funds;
         o describe the material terms of the arrangement between the individuals
            and the nominees;
         o explain why Qiang Fu and the individuals who advanced the funds did
            not acquire shares directly and
         o note that we may have further comment after we receive your
            response, including with respect to your ability to rely on Exchange
            Act Section 14(c) and the related rules.

Item 1A. Risk Factors, page 15

3.   We note your response to prior comment 10. Please provide us your analysis of
      potential liabilities resulting from any improper use of the Form S-8 registration
      statement, including any potential liabilities related to whether the information in
      the registration statement satisfied the requirements of Section 10 of the Securities

Act. See also Item 3 of Form S-8 and Rule 428 of Regulation C. Also tell us how the sales of securities were "cancelled."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

4.   We note your response to prior comment 15. Please show us your proposed revised disclosure of critical accounting policies.

Results of Operations, page 24

5.   We see that in response to prior comment 16 you have determined that you operate in one segment. Please identify the segment. Also, tell us how you considered whether what you previously identified as segments in financial statement footnote 11 are product lines that should be discussed in MD&A. Note that under Item 303(A)(3)(i) of Regulation S-K, you should describe any other significant components of revenues or expenses that, in your judgment, should be described in order to convey an understanding of the results of operations.

Item 8. Financial Statements, page 28

Consolidated Statement of Changes in Stockholders' Equity, page F-5

6.   We note that in response to prior comment 27 you will eliminate the line item "comprehensive income consolidation adjustment." Please describe to us what that item represented as presented in your audited financial statements and describe to us the underlying correction you intend to make. That is, explain to us the nature of the error in the original filing.

7.   We refer to your response to prior comment 28. Tell us how a share issuance can be summarily eliminated from the statement of stockholders' equity. Describe to us the nature of the underlying error and the substance of the correction you intend to make.

Note 1. Organization and Basis of Presentation, page F-8

8.   We refer to your response to prior comment 30 and the proposed revised disclosure. A reverse merger between a private operating company and a shell corporation is accounted for as a recapitalization of the private operating company. Your proposed disclosure describes the transaction as a recapitalization of the shell, PI Services, Inc. Tell us why your proposed revisions do not describe the transaction as a recapitalization of Sky Achieve.

9.   As related matter, please also expand the proposed revised disclosure to explain why recapitalization accounting is appropriate in GAAP in your specific circumstances.

10.   We refer to your response to prior comment 31. As you have determined that there was an error in the presentation of the reverse merger, please ensure that your revised financial statements present correction of error disclosure pursuant to FASB Codification Topic 250.

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

11.   We note the responses to prior comments 41 and 42. Please further elaborate on your accounting for the 15 day right of return. We see that you do not recognize revenue until after the 15 day right of return period has expired. However, we also see that you record a provision for sales returns occurring after the 15 day period. Please clarify whether customers continue to have rights of return after 15 days for other than warranties and how this impacts your accounting.

12.   As a related matter, please reconcile your response to prior comments 41 and 42 to the disclosure on page 14 of your Form 10-Q for the fiscal quarter ended September 30, 2010 which states that you do not allow sales returns.

Note 11. Segment Information, page F-19

13.   While we note the response to prior comment 50 that upon reconsideration, the product categories presented do not represent segments, in your amended filing, please refer to the provisions of FASB ASC 280-10-50-40 which states that a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.

Item 9A(T). Controls and Procedures, page 30

14.   We reference your response to prior comment 51. We see that you use a purchased software package to convert your financial statements from Chinese GAAP to U.S. GAAP. However, it does not appear that any of the individuals responsible for the preparation of your financial statements and evaluating internal controls have expertise and knowledge in interpreting and applying U.S. GAAP or SEC requirements. In light of your response, it remains unclear why there are no material weaknesses in ICFR and DC&P for knowledge of and experience with US GAAP and SEC rules. Accordingly, please further advise us in support of your view.

15.   As a related matter, we see that you have determined that the reverse merger was
        not properly described and reflected in the financial statements, including a
        related error in earnings per share. In our comments, we also raised issue with
        various other deficiencies and inconsistencies in your disclosure. Please tell us
        why the scope of the matters identified in our comments is not indicative of
        material weaknesses related to knowledge of and experience with US GAAP and
        SEC rules.

16.   With respect to the directors, you indicate that none of the three individuals has
        significant knowledge of U.S. GAAP. However, you also state that two of the
        individuals have significant experience with internal control over financial
        reporting. Tell us how these two statements are not inconsistent. In that regard,
        tell us how expertise in U.S. GAAP is not required to have an adequate
        foundation for assessing internal control over financial reporting.

17.   We also see that you concluded that disclosure controls and procedures are
        effective. However, we have noted deficiencies in disclosure including:

        • Failure to provide a Item 4.01 Form 8-K for a change in auditor.
        • Controls and procedures disclosures were provided as of the wrong dates.
        • Failure to provide disclosure of critical accounting policies.
        • Failure to file timely a definitive information statement on Schedule 14C
          pursuant to Rule 14c-5(b) of the Exchange Act,
        • Failure to file timely a current report on Form 8-K pursuant to Item 5.07, and
        • Filing and use of a registration statement on Form S-8 during a period in
          which you were not current in your reporting obligations under Section 13(a)
          of the Exchange Act.

        Accordingly, please tell us why the above-mentioned deficiencies and omissions
        are not indicative of a weakness in disclosure controls and procedures.

Section 16(a) Beneficial Ownership Reporting Requirement, page 34

18.   With respect to your response to prior comment 60:

        • We note your proposed disclosure that Chunping Fong, Fang Ai, and Jijun
          Zhang failed to file Form 3. Please ask them to tell us when they intend to
          satisfy their filing obligations pursuant to Section 16 of the Exchange Act.
          Also ask them to tell us about any transactions they effected since becoming
          subject to those requirements and where those transactions were reported.
        • Please tell us why you do not propose to include disclosure pursuant to Item
          405 of Regulation S-K with respect to Chengzhou Xu. Refer to Rule 16a-1(f)
          of the Exchange Act.

Chunping Fong
China Lithium Technologies, Inc.
January 14, 2011
Page 6

Item 12. Security Ownership of Certain Beneficial Owners, page 37

19.   We note your response to prior comment 65. In addition to disclosure of the
       aggregate amount of shares beneficially owned by management, please provide
       disclosure on an individual basis. Refer to Item 403(b).

Item 15. Exhibits, Financial Statement Schedules, page 40

20.   We note your response to prior comment 70. To the extent you determine not to
       file an agreement that was cited in the prior comment, please provide us with your
       analysis as to why each such agreement is not required to be filed pursuant to
       Item 601(b) of Regulation S-K.

Form 10-Q for the fiscal quarter ended September 30, 2010

Consolidated Statements of Changes in Stockholders' Equity, page 8

21.   It appears that you made retroactive changes to your statements of stockholders'
       equity, presumably related to the presentation of the reverse merger. Please tell
       us why you did not identify the changes made in your filing and include footnote
       disclosure explaining the reasons for the revisions.   In this regard, it also appears
       that the share disclosure in Note 1 continues to be on a pre-split basis.

Consolidated Statements of Cash Flows, page 9

22.   Tell us why the amount of net income for the quarter ended September 30, 2009
       does not agree with the corresponding amount presented on the statement of
       income for that period.

23.   It also appears that the cash flow statements are for a three month period and not
       for an annual period as disclosed in the heading.

Note 2. Summary of Significant Accounting Policies, page 12

Revenue Recognition, page 13

24.   Please reconcile disclosure in the second paragraph that you offer a one-year
       warranty with disclosure under "Product warranty" where you disclose that you
       offer a two year warranty.

25.   For clarity, in future filings please use consistent terminology for the warranty
       accrual. In that regard, the balance sheet appears to refer to the warranty accrual
       as a "sales guarantee accrual."

     You may contact Kristin Lochhead at (202) 551-3664, Gary Todd at (202) 551-3605 or me at (202) 551-3676 if you have questions regarding the comments on the financial statements and related matters. If you have any other questions, please contact Mary Beth Breslin at (202) 551-3625 or Geoff Kruczek at (202) 551-3641.

              Sincerely,

              Brian Cascio
              Accounting Branch Chief

cc: Steven W. Schuster, Esq. (Via facsimile)